WILLOW COVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2024

With

INDEPENDENT AUDITORS' REPORT THEREON



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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WILLOW COVE INVESTMENT GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5887 T BAR LANE

(No. and Street)

WINNECONNE	WI.	54986
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL LOSSE	(858) 404-0677	MLOSSE@WILLOWCOVE.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE. STE. 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MICHAEL LOSSE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WILLOW COVE INVESTMENT GROUP, INC. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
DAWN K. NORTHWAY
NOTARY PUBLIC
STATE OF WISCONSIN
```

Signature: _Michael Losse_

Title:

PRESIDENT

Notary Public 03-04-28

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT



100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Willow Cove Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Willow Cove Investment Group, Inc.'s management. Our responsibility is to express an opinion on Willow Cove Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Willow Cove Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Willow Cove Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Willow Cove Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Willow Cove Investment Group, Inc.'s auditor since 2018.

Maitland, Florida

March 17, 2025

ASSETS

Current assets:		
Cash	$	246,785
Receivable from mutual funds, alternative and other securities		3,307
Fidelity Bond		1,055
Total current assets		251,147
Property & Equipment (Note2)		516
Total assets	$	251,663

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses		21,251
Noncurrent laibilities		-
Accounts payable and accrued expenses	$	21,251
Common stock, no par value; 25,000 shares authorized;		
1,000 shares issued and outstanding		100
Additional paid-in capital		442,693
Accumulated deficit		(212,381)
Total stockholders' equity		230,412
Total liabilities and stockholders' equity	$	251,663

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2024

Revenues:		
Commissions - Alternative Investments - DSTs	$	645,751
Commissions - Alternative Investments - Income Funds		549,554
Mutual Fund and 12b-1 Fees		21,181
Investment Due Diligence Fee		211,269
Other Income - Refunds		65
Total revenues		1,427,820
Operating Expenses:		
Commissions		1,153,575
Professional fees		13,061
Regulatory		7,896
Compensation and related		171,500
Communications		2,503
Rent		1,800
Office expense		6,951
Other		14,962
Total operating expenses		1,372,248
Total operating income		55,572
Income before provision for income taxes		55,572
Provision for income taxes (Note 2)		12,860
Net Income	$	42,712

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2024

| | Common stock | | | Additional | Accumulated | | |
	Shares outstanding		Amount	paid-in capital	deficit		Total
Balance, December 31, 2023	1,000	$	100	$ 442,693	$ (255,093)	$	187,700
Prior Period Adjustment							
Capital contributions	-		-	-			
Distributions to Parent	-		-	-			
Retained Earnings							
Net Income	-		-	-	42,712		42,712
Balance, December 31, 2024	1,000	$	100	$ 442,693	$ (212,381)	$	230,412

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2024

Cash flows from operating activities		
Net Income (loss)	$	42,712
Adjustments to reconcile net loss to net cash used by operating activities		
Realized (gain) loss on marketable securities, net		-
Unrealized (gain) loss on marketable securities, net		-
Decrease (increase) in assets		
Prepaid Expenses and other assets		(1,489)
Receivable from clearing organization & mutual funds		(217)
		-
Deposits		-
(Decrease) increase in liabilities		19,792
Accounts payable and accrued expenses		
Net cash flows provided by operating activities		60,798
Cash flows from financing activities		
Capital contributions		-
Net cash flows provided by financing activities		-
Net increase (decrease) in cash		60,798
Cash at beginning of year		185,987
Cash at end of year	$	246,785
Cash Paid for Income Tax	$	5,654.16
Cash Paid for Interest	$	-

1.   ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or selling group participant (corporate securities and alternative investments other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

For the purpose of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity date of three (3) months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. On December 31. 2024, the Company had no uninsured cash balances.

Revenue Recognition.

Significant Judgments
Revenues from contracts with customers include commission income and due diligence /marketing fees from DST Alternative Investments, alternative investment offerings and investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage Commissions: Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Commissions from the sale of DST and other subscription based alternative investments are recognized as revenue at the point in the time the associated service is fulfilled, which is based on the closing transaction date.

Distribution Fees

The Company enters into arrangements with Mutual Fund companies and may receive distribution fees paid by the funds up front, over time or upon the investor's exit from the fund, known as a contingent deferred sales charge.

The Company believes that its obligation for its performance is the sale of mutual fund shares and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets which ranges between 3 to 7 years.

Income Taxes

The Company uses the liability method of accounting for income taxes whereby deferred tax assets and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses of benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2024, the Company has approximately $0 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely limited. There are no deferred tax assets or liabilities on December 31, 2024.

State income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company recognizes and measures its unrecognizable tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following as of December 31, 2024:

Furniture and equipment	$10,360
Total Property and Equipment	$10,360
Less Accumulated Depreciation	(9844)
Net Book Value	$ 516

4.   SECURITIES OWNED

Securities owned are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2024, consisted of no marketable equity securities.

5.   SINGLE REPORTING SEGMENT

The Company is engaged in a single line of business as a securities Broker-Dealer, which is comprised of various classes of services, including participating in Regulation D Rule 506 offerings, direct mutual fund business, and investment banking and advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment align with those described in the summary of significant accounting policies. The statement of financial condition represents the single reportable segment's financial information for the year ended December 31, 2024.

6.   COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies at year end December 31, 2024.

7.   OFF BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-

by-account basis. On December 31, 2024, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). On December 31, 2024, the Company had a net capital of $228,841.11 which represents $223,841.11 in excess of the net capital of $5,000.00. The Company's percentage of aggregate indebtedness to net capital on December 31, 2024, was 0.0929 to 1.

8. **RELATED PARTY TRANSACTIONS**

Office Lease
In February 2016, the FASB issued ASU 2016-02 Leases –(Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The terms for the Company's office rental agreement are $150 per month on a month-to-month basis. The cost was $1800 for the office lease for the year ending December 31, 2024.

9. **CREDIT LOSSES**

The Company follows ASC Topic 32, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current Expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2023, and 2024 of $3,090.84 and $3,307.49 respectively.

---

10.   SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred through the date that the financial statements were available to be issued. No material events or transactions occurred during this period would render these financial statements to be misleading.

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2024

Net Capital:			
Total stockholder's equity from statement of financial condition		$	230,412
Deductions:			
Non-allowable assets:			
Aged Receivable	$	-	
Employee Advnce		-	
Prepaid Expense		-	1,055
Property and Equipment		-	515
			1,570
Tentative net capital			228,842
Haircuts on securities			
Options and securities	$	-	
Undue concentration		-	
			-
Net capital		$	228,842
Total aggregate indebtedness		$	1,417
Minimum net capital required		$	5,000
Net capital surplus		$	223,842
Ratio of aggregate indebtness to net capital			0.0929 to 1

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2024

The Reserve requirment pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part IIA of FORM X-17A-5 as of December 31, 2024

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2024

The Possession of Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited by Footnote 74 of the SEC Release No. 34-70073 adopting amendents to 17 C.F.R. §240.17a-5.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Willow Cove Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Willow Cove Investment Group, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Willow Cove Investment Group, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Willow Cove Investment Group, Inc. stated that Willow Cove Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to retailing corporate equity securities over-the-counter, effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the company, underwriter or selling group participant (corporate securities other than mutual funds) on best efforts only, mutual fund retailer via subscription applications, private placement of securities, merger and acquisition services, advisory services for memorandum and document development, syndication advisory services and corporate finance due diligence. All securities transactions for accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Willow Cove Investment Group, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Willow Cove Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 17, 2025



Willow Cove Investment Group Inc. Exemption Report

Willow Cove Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) retailing corporate equity securities over-the-counter, (2) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) underwriter or selling group participant (corporate securities other than mutual funds) on best-efforts only, (4) mutual fund retailer via subscription applications, (5) private placement of securities, (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way-basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Willow Cove Investment Group, Inc.

I, Michael W. Losse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Michael Losse*
Title: President
March 6, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Willow Cove Investment Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Willow Cove Investment Group, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024 Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida

March 17, 2025